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                             April 1, 2022

       Mark Epifanio
       Chief Operating Officer
       Starfleet Innotech, Inc.
       124 East, 40th Street
       New York, NY 10016

                                                        Re: Starfleet Innotech,
Inc.
                                                            Registration
Statement on Form 1-A
                                                            Filed March 28,
2022
                                                            File No. 024-11844

       Dear Mr. Epifanio:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing